EXHIBIT 12

CAPSTEAD MORTGAGE CORPORATION

COMPUTATION OF RATIO OF NET INCOME TO FIXED CHARGES AND RATIO OF NET INCOME TO COMBINED FIXED CHARGES AND PREFERRED STOCK ITEMS

(In thousands, except ratios)

(Unaudited)

Computation of ratio of net income to fixed charges:

	Six Months Ended June 30,	Year Ended December 31
	2017	2016	2015	2014	2013	2012
Fixed charges	$65,881	$115,486	$93,975	$73,643	$75,104	$77,848
Fixed charges	$65,881	$115,486	$93,975	$73,643	$75,104	$77,848
Net income	40,250	82,873	108,325	140,820	126,487	163,626
	$106,131	$198,359	$202,300	$214,463	$201,591	$241,474
Ratio of net income to fixed charges	1.61:1	1.72:1	2.15:1	2.91:1	2.68:1	3.10:1

Computation of ratio of net income to combined fixed charges and preferred stock dividends:

	Six Months Ended June 30,	Year Ended December 31
	2017	2016	2015	2014	2013	2012
Fixed charges	$65,881	$115,486	$93,975	$73,643	$75,104	$77,848
Preferred stock items:
Redemption preference premiums*	–	–	–	–	19,924	–
Dividends	7,882	15,372	15,160	13,781	17,536	21,021
Combined fixed charges and preferred stock items	$73,763	$130,858	$109,135	$87,424	$112,564	$98,869
Fixed charges	$65,881	$115,486	$93,975	$73,643	$75,104	$77,848
Net income	40,250	82,873	108,325	140,820	126,487	163,626
	$106,131	$198,359	$202,300	$214,463	$201,591	$241,474
Ratio of net income to combined fixed charges and preferred stock dividends	1.44:1	1.52:1	1.85:1	2.45:1	1.79:1	2.44:1

*

Capstead’s Series A and B preferred shares were redeemed in June 2013.  The ratio of net income to combined fixed charges and preferred stock dividends excluding the redemption preference premiums was 2.18:1 for the year ended December 31, 2013.